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                               October 23, 2020

       Edward A. Rose, III
       Chief Executive Officer
       Mason Industrial Technology, Inc.
       110 E. 59th Street
       New York, NY 10022

                                                        Re: Mason Industrial
Technology, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
28, 2020
                                                            CIK No. 0001826058

       Dear Mr. Rose:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted September 28, 2020

       Provisions in our amended and restated certificate of incorporation may limit our stockholders ability to obtain a favorable judicial forum, page 71

   1. We note that your forum selection provision discussed in this risk factor and on page
                                                        149 identifies the
Court of Chancery of the State of Delaware as the exclusive forum for certain litigation,
including any    derivative action.    Please disclose whether this provision
                                                        applies to actions
arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the
Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any
duty or liability created by the Exchange Act or the rules and regulations thereunder,
and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state
courts over all suits brought to enforce any duty or liability created by
 Edward A. Rose, III
Mason Industrial Technology, Inc.
October 23, 2020
Page 2
      the Securities Act or the rules and regulations thereunder. If the provision applies to
      Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.
        You may contact Wei Lu, Staff Accountant, at 202-551-3725 or Ethan Horowitz,
Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Staff Attorney, at
202-551-3271 or, in his absence, Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any other questions.



                                                            Sincerely,
FirstName LastNameEdward A. Rose, III
                                                            Division of
Corporation Finance
Comapany NameMason Industrial Technology, Inc.
                                                            Office of Energy &
Transportation
October 23, 2020 Page 2
cc:       Gregory P. Patti, Jr., Esq.
FirstName LastName